As filed with the Securities and Exchange Commission on July 25, 2003.


                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                            DEVCAP SHARED RETURN FUND
                               (Name of Applicant)

                               File No.: 811-9070
                (Securities and Exchange Commission File Number)


                             209 West Fayette Street
                            Baltimore, Maryland 21201
                     (Address of Principal Executive Office)




                   Copies of all Communications and Orders to:

Joseph N. St. Clair                                  Beth R. Kramer, Esq.
c/o Catholic Relief Services                         Kirkpatrick & Lockhart LLP
209 West Fayette Street                              599 Lexington Avenue
Baltimore, MD  21201-3403                            New York, NY  10022

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [ ]   Merger
         [x]   Liquidation
         [ ]   Abandonment of Registration
               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]   Election  of  status as a  Business  Development  Company
               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: DEVCAP Shared Return Fund

3.       Securities and Exchange Commission File No.: 811-9070

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         209 West Fayette Street
         Baltimore, Maryland  21201

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Beth R. Kramer, Esq.
         Kirkpatrick & Lockhart LLP
         599 Lexington Avenue
         New York, NY  10022
         (212) 536-4024

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Joseph N. St. Clair
         c/o Catholic Relief Services
         209 West Fayette Street
         Baltimore, MD  21201-3403
         (410) 234-3176

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

         NOTE:ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [x] Management company;
         [ ] Unit investment trust; or
         [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [x] Open-end                [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The DEVCAP Trust was organized as a business trust under the laws of the Commonwealth of Massachusetts, with the DEVCAP Shared Return Fund established as a separate series of the Trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Christian Brothers Investment Services, Inc., the fund's investment adviser, is located at 90 Park Avenue, 29th Floor, New York, NY 10016. RhumbLine Advisers, the fund's sub-adviser, is located at 30 Rowes Wharf, Boston, MA 02110. Prior to February 22, 2000, the fund invested all of its assets in a portfolio, which was managed by Domini Social Investments, LLC ("Domini") located at 536 Broadway, New York, NY 10012. Domini retained a sub-adviser to provide sub-advisory services to the fund.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         CBIS Financial Services, Inc., 1200 Jorie Boulevard, Suite 210, Oak Brook, IL 60523, has been the fund's principal underwriter.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

         Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [  ]  Yes         [x]  No

         Not Applicable

         If Yes, for each UIT state:
         Name(s):
         File No.:  811-______
         Business Address:

15.      (a)   Did  the  fund  obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [x]  Yes          [  ]  No

         If Yes, state the date on which the board vote took place:

         Approval for the liquidation involving the DEVCAP Shared Return Fund was obtained on March 24, 2003.

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]  Yes         [x]  No

               If Yes, state the date on which the shareholder vote took place:

               If No, explain:

               The Trust's Amended and Restated Declaration of Trust dated September 15, 1995 provides that the Trust and any class or series of the Trust may be terminated by the vote of the Trustees by written notice to the shareholders of that series or class.


II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Liquidation?

         [x]  Yes          [ ]  No

         (a)   If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions:

         Distribution of assets was made to the shareholders of the DEVCAP Shared Return Fund on June 30, 2003.

         (b)   Were the distributions made on the basis of net assets?

               [x]  Yes          [ ]  No

         (c)   Were the distributions made PRO RATA based on share ownership?

               [x]  Yes          [ ]  No

         (d)   Not applicable.

         (e)   LIQUIDATION ONLY:
               Were any distributions to shareholders made in kind?

               [  ]  Yes         [x]  No

               If  yes,   indicate  the  percentage  of  fund  shares  owned  by
               affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?  Not Applicable.

                [  ]  Yes         [  ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [x]  Yes          [  ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [  ] Yes          [x] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [  ] Yes          [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ] Yes          [x] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)   List the expenses incurred in connection with the Merger or
               Liquidation:

               Dissolution involving the DEVCAP Shared Return Fund

               (i)      Legal expenses:                                              $13,250.00
               (ii)     Accounting expenses:                                         $ 5,000.00
               (iii)    Other expenses (list and identify separately):
                              Blue Sky                                               $   530.50
                              Admin/Accounting (July)                                $ 5,687.50
                              Transfer Agency                                        $10,792.00
                              Printing                                               $   610.00
                                                                                    -----------
               (iv)     Total expenses (sum of lines (i)-(iii) above):               $35,870.00
                                                                                    ===========

         (b)   How were those expenses allocated?

                  100% to the DEVCAP Shared Return Fund

         (c)   Who paid those expenses?

                  DEVCAP Shared Return Fund

         (d)   How did the fund pay for unamortized expenses (if any)?

                  Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ] Yes          [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ] Yes          [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ] Yes          [x] No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:

                  Not Applicable.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  Not Applicable.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed:

             The reorganization agreement was filed:

                  Not Applicable.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.

                                  VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the DEVCAP Shared Return Fund, a series of the DEVCAP Trust,
(ii) he is the President, Secretary and Treasurer of the DEVCAP Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



Date:  July 1, 2003               /s/ Joseph N. St. Clair
                                  --------------------------------------------
                                  Joseph N. St. Clair
                                  President, Secretary and Treasurer
                                  DEVCAP Trust

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